650 Page Mill Road Palo Alto, CA 94304 PHONE 650.493.9300 FAX 650.493.6100 www.wsgr.com

September 27, 2018

VIA COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Mast
Lisa Vanjoske
Chris Edwards
Irene Paik

Re:	Kodiak Sciences Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 24, 2018
File No.: 333-227237

Ladies and Gentlemen:

On behalf of our client, Kodiak Sciences Inc. (“Kodiak” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 25, 2018 (the “Comment Letter”), relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 24, 2018 (the “Registration Statement”). We also submit this letter in response to comments Nos. 1 through 5 set forth in the Comment Letter pertaining to certain correspondence filed with the Commission on September 14, 2018 (the “Correspondence”). The Company will respond to comments Nos. 6 and 7 under separate cover. The Company is concurrently filing via EDGAR this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Registration Statement filed on September 24, 2018. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

September 27, 2018

Correspondence filed on September 14, 2018

March 16, 2018 Valuation, page 4

1.

You state on page 5 of your response that in performing a DCF-based valuation of the February 2018 convertible notes as of the date of financing, you determined that the cash proceeds from the convertible notes had an implied discount rate of 57.5%, for which you based the 55% discount rate used in determining the valuation of your common stock. Please address the following:

•	Tell us how you determined the convertible notes had a 57.5% discount rate and why the discount was attributed solely to the issuances of the note,

The Company respectfully advises the Staff that the 2018 convertible notes did not have a 57.5% discount rate. Rather, the terms of the 2018 convertible notes were considered in the March 16, 2018 valuation analysis to help validate the appropriateness of the discount rate that was chosen for purposes of the valuation. By applying a 57.5% discount rate to the forecasted cash flows of the business, the overall Company enterprise value was estimated to be $125 million. This $125 million enterprise value was allocated to the various securities in an OPM model, the result of which correlates to an implied value of $33.0 million for the 2018 convertible notes, which is consistent with the proceeds from the sale of the 2018 convertible notes. Given that the terms of the 2018 convertible notes were negotiated at arms’ length with a majority of the aggregate principal amount purchased by new investors as discussed at greater length below, the Company respectfully submits that the convertible note financing was a relevant data point.

In the table below please find a sensitivity analysis using multiple discount rates.

Discount Rate	DCF Enterprise Value	2018 Convertible Notes Value
57.5%	$125 million	$33.0 million
50.0%	$328 million	$55.9 million
40.0%	$952 million	$126.6 million
30.0%	$2.74 billion	$335 million

As reflected in the above table the utilization of a lower discount rate would result in the 2018 convertible debt being valued approximately 2X – 10X of the $33.0 million debt value, which would be inappropriate given the arm’s length nature of the transaction.

U.S. Securities and Exchange Commission

September 27, 2018

•	Tell us whether or not the notes were to an unrelated party,

Of the $33.0 million aggregate principal amount of 2018 convertible notes sold by the Company, approximately $21.4 million aggregate principal amount of the 2018 convertible notes were purchased by investors that were not securityholders of the Company prior to their investment in the 2018 convertible notes. The remaining 2018 convertible notes were purchased by investors that were then existing securityholders of the Company or otherwise affiliated with the Company. We would draw the Staff’s attention to the disclosure on page 177 of the Registration Statement with respect to the relationships with such purchasers.

•	Confirm that there were no other contemporaneous agreements at or around the time of the agreement, and

The Company confirms that there were no other contemporaneous agreements at or around the time of the agreement related to the sale and issuance of the 2018 convertible notes.

•	Tell us why you believe use of the 55% discount rate is appropriate in determining the valuation of your common stock.

The Company believes the use of the 55% discount rate is appropriate for the following reasons. First, as previously noted, using a discount rate of 57.5% as of February 2, 2018 resulted in an enterprise value which implied a value for the 2018 convertible notes that approximated the actual arm’s length pricing for the notes at $33.0 million. Second, as discussed in greater detail in the last paragraph of the Company’s response to this comment, broad sample sets analyzed by an outside resource noted applicable rates of return (i.e., discount rates) of between 50% and 60% for preclinical and Phase 1 stage companies.

Additionally, by way of background, the cash flows used in the DCF model were not risk-adjusted for the probability of success; rather, a discount rate was used that incorporates the numerous significant risks associated with successful development of the Company’s lead product candidate. These risks include, those related to clinical development, regulatory matters, manufacturing, competition and the other risks that the Company highlights in the “Risk Factors” section of the Registration Statement. At the time of the March 16, 2018 valuation, the Company’s lead product candidate had never been tested in humans, and there were (and continue to be) numerous significant risks associated with successful development of the Company’s lead product candidate. Instead of risk-adjusting the potential cash flows used in the DCF model, the discount rate was adjusted for the probability of success, which results in an inherently higher discount rate. The Company respectfully advises the Staff that it is customary for biotechnology companies to adjust discount rates in this manner to account for the numerous risks previously noted.

Furthermore, the Company would note that the March 16, 2018 valuation report considered a study on biotechnology companies cited in the Valuation of Intellectual Property and Intangible Assets: Third Edition, which reflects rates of return between 50% – 60% for preclinical and Phase 1 stage companies. These rates of return were further supported by reference to the US Venture Capital Index and Selected Benchmark Statistics, a study from March 2017 that analyzed cost of equity based on venture capital rates of return for the pharmaceutical and biotechnology industry. The Company notes that the reference to rates of return, as used in these two studies, is synonymous with discount rates (i.e., in a discounted cash flow analysis, the sum of all future cash flows over a holding period is discounted back to the present using a rate of return). Given the broad sample sets analyzed by these two outside resources and for the other reasons set forth above, the Company believes the 55% discount rate was appropriate.

U.S. Securities and Exchange Commission

September 27, 2018

2.

You state that under the IPO scenario you used an average of pre-money market capitalization of 35 comparable companies in the preclinical, first, and second stages of development with an IPO date between July 2010 and December 2017. Please address the following:

•

Tell us why you believe the 35 companies are comparable to your business and why a smaller sample of companies more similar to your size, stage of development, number of product candidates, and type of product candidates would not provide a more useful comparison,

•	Explain why use of the average of pre-money market capitalization for a vast number of companies is appropriate, and

•	Tell us why it is appropriate to base your valuation on IPOs that went effective dating back to July 2010.

The Company respectfully submits that its decision to reference the pre-money market capitalization of 35 comparable companies was an appropriate means of estimating its value given stage of development for the Company’s lead product candidate at the time of its March 16, 2018 valuation, its anticipated stage of development at the time an initial public offering was expected to occur and, if the lead candidate met its primary endpoint in its Phase 1 trial, the anticipated timeline for progression to Phase 2 clinical trials.

As an initial matter, the Company notes for the Staff that there were no direct comparable companies conducting an initial public offering at a similar stage of development and with a similar pipeline of product candidates and targeted disease indications. As a result, the Company considered a broader set of comparable companies, with a particular focus on the stage of development of each comparable company’s most advanced product candidate at the time of their respective initial public offerings. The Company respectfully submits that investors in life sciences companies focus not only on a particular company’s targeted disease indications, but also the length of time between an investment and upcoming valuation inflection points driven by clinical developments.

For purposes of the valuation, companies with a lead product candidate in preclinical evaluation (as was KSI-301 at the time of the valuation), Phase 1 clinical trials (as KSI-301

U.S. Securities and Exchange Commission

September 27, 2018

would be at the time of the proposed initial public offering if the Company’s then planned IND was approved) and Phase 2 clinical trials (given that a Phase 2 trial of KSI-301 would be initiated quickly following the Phase 1 trial if the primary endpoints of such trial were met) were considered. Discovery-stage companies and companies in Phase 3 or post-approval trials were excluded since they were not reflective of the Company’s current or near-term clinical development plans.

The Company advises the Staff that the earliest comparable company transaction taken into account in the March 16, 2018 valuation occurred in July 2013, not July 2010 which was an error. If the Company had narrowed the set of comparable companies to exclude transactions occurring prior to January 2015, only four of the 35 companies would have been excluded and the value of the Company implied by the analysis would have been approximately $332.9 million, which the Company respectfully submits in not materially different than the $325.0 million value ultimately used by the Company.

Additionally, the Company has set forth below a table analyzing the average and median values applicable to various subsets of the 35 comparable companies.

Characteristics of comparable company subsets	Number of companies in subset	Average value ($s in millions)	Median value ($s in millions)
Preclinical companies only (July 2013 – December 2017)	16	$299.3	$262.5
Preclinical companies only, excluding outliers[1] (July 2013 – December 2017)	15	316.5	266.0
Preclinical companies only (January 2015 – December 2017)	12	318.1	274.5
Preclinical companies only, excluding outliers[1] (January 2015 – December 2017)	11	343.3	283.0
Preclinical plus Phase 1 companies (July 2013 – December 2017)	24	338.6	265.8

U.S. Securities and Exchange Commission

September 27, 2018

Preclinical plus Phase 1 companies, excluding outliers[2] (July 2013 – December 2017)	22	302.6	265.8
Preclinical plus Phase 1 companies (January 2015 – December 2017)	20	357.8	274.5
Preclinical plus Phase 1 companies, excluding outliers[2] (January 2015 – December 2017)	18	315.8	274.5

(1)	For purposes of this analysis, one preclinical company with a pre-money market capitalization of $40.8 million was excluded.

(2)

For purposes of this analysis, one preclinical company with a pre-money market capitalization of $40.8 million and one Phase 1 company with a pre-money market capitalization of $1.4 billion were excluded.

As illustrated by the table, in each case, the median value of these subsets was lower than the $325.0 million valuation ultimately used by the Company. Furthermore, the average value of these subsets was lower than the valuation used by the Company in all cases but three. In two of these cases, the $1.4 billion Phase 1 outlier noted in the table above was included, which had the effect of increasing the average. In the third case, the $40.8 million preclinical outlier noted in the table above was excluded, which also had the effect of increasing the average. Thus, even if a narrower comp set is used, the implied valuation of the Company is not materially different across these different scenarios. For the reasons stated above, the Company respectfully submits to the Staff that its set of comparable companies was appropriate.

3.

You stated on page 83 of the S-1 filed September 11, 2018 that the fair value of the options granted is recognized over the period during which an optionee is required to provide services. Please tell us what the vesting period is for each option granted.

From January 1, 2016 through June 30, 2018 (the periods presented in the prospectus), the Company granted options to purchase an aggregate of 3,646,793 shares of common stock. Of these grants, options to purchase 3,493,138 shares of common stock vest over a four year period, options to purchase 150,000 shares of common stock vest over a three year period and options to purchase 3,655 shares of common stock (which were granted in June 2016) vest over a one year period.

U.S. Securities and Exchange Commission

September 27, 2018

The Company supplementally advises the Staff that, options granted subsequent to June 30, 2018 vest over a four year period; however, subject to and effective upon the effectiveness of the Registration Statement and as disclosed in the Registration Statement, the Company expects to grant options to purchase an aggregate of 828,955 shares of common stock to its four executive officers. These options will vest over a five year period.

4.

You state on page 4 of your response that for the March 16, 2018 valuation, under the IPO scenario the estimated enterprise value was allocated to the equity and equity-linked securities using a waterfall/common stock equivalent method. This method is otherwise known as the current value method. Explain to us why you believe this method was appropriate when you were considering an IPO and had filed a draft registration statement on February 14, 2018. In addition, the company’s methodology discussed on page 4 of the correspondence appears inconsistent with the methodology discussed on page 84 of the Form S-1/A filed on September 11, 2018, which states that you determined that a hybrid approach of the OPM and PWERM methods was the most appropriate method for allocating enterprise value to determine the estimated fair value of your common stock. Please revise your methodology or tell us why you believe no revision is necessary.

The Company advises the Staff that the March 16, 2018 valuation incorporated two scenarios under the PWERM method. The first scenario is a stay-private scenario in which the estimated current enterprise value was allocated to the various securities using an OPM, reflecting the rights and preferences for each security (i.e., convertible notes, preferred equity, common equity, options and warrants). The second scenario was a form of PWERM in which a single future exit event, a near-term IPO, was assumed. Under this scenario the future total enterprise value at the near-term IPO date was allocated to various equity and equity-linked securities using a common stock equivalent method reflecting as-converted common stock equivalents for each security class, since, upon IPO, these outstanding equity-linked securities will convert into common stock. The future value of each security is then discounted to the valuation date. We advise the Staff that the common stock equivalent method is not comparable to the current value method, as the latter is an approach that takes the value of the Company at the current date and allocates that value based upon each class of stock’s liquidation preferences or conversion values. We thus respectfully disagree with the Staff that the approach taken by the Company is a current value method. As a result, we believe the disclosure in the Registration Statement accurately reflects the overall approach of how the Company’s value was allocated, and respectfully submits that any revisions to its existing Registration Statement disclosure in this respect would not materially enhance investors’ understanding of the Company’s stock-based compensation.

U.S. Securities and Exchange Commission

September 27, 2018

Summary, page 7

5.

Based on your disclosure on page 78 of your S-1 filed September 11, 2018, it appears the February 2018 convertible notes convert at a discount to the IPO price. In light of the pending registration statement, please address the following:

•	Tell us if you intend to record a beneficial conversion feature for the discount, and if not, why,

•	Provide us the amount, calculation, and timing thereof of any discount to be recorded, and

•	Tell us your consideration of disclosing the amount in your Form S-1.

The Company advises the Staff that it does not intend to record a beneficial conversion feature.

The feature embedded in the 2018 convertible notes that results in the automatic conversion of the 2018 convertible notes into shares of the Company’s common stock upon a qualified initial public offering is settled at a price equal to (1) 80% of the initial price to public in a qualified initial public offering if such offering is completed prior to February 2, 2019, or (2) 75% of the initial price to public in a qualified initial public offering if such offering is completed on or after February 2, 2019. While this feature is described as a conversion option, it has the economic characteristics of a contingent early redemption feature settled in shares of the Company’s common stock rather than cash, because the total number of shares of the Company’s common stock delivered to settle this feature will always have a fixed value. This fixed value is equal to the outstanding balance of the 2018 convertible notes to be converted plus any accrued but unpaid and uncapitalized interest thereon multiplied by (x) 1.25 if a qualified initial public offering occurs prior to February 2, 2019 (calculated as 1.00 divided by 0.80), or (y) 1.33 if a qualified initial public offering occurs on or after February 2, 2019 (calculated as 1.00 divided by 0.75). In contrast, a conversion option exposes an investor to the changes in the underlying equity fair value while it is outstanding. As a result, for accounting purposes, this embedded feature is considered an early redemption feature and not a conversion feature.

The economic risks and characteristics of this conversion (redemption) feature are considered to not be clearly and closely related to the debt host contract in the 2018 convertible notes per the guidance in Accounting Standards Codification (“ASC”) 815-15-25-42 because the feature is contingently exercisable and involves a substantial premium of either 25% (1.25) or 33% (1.33) on settlement (substantial in this context is typically considered to be 10% or greater). This feature also meets the definition of a derivative, because it meets the net settlement requirement due to the delivery of an asset (the shares of common stock) which is not associated with the underlying instrument pursuant to ASC 815-10-15-107. Therefore, this conversion (redemption) feature is required to be accounted for as an embedded derivative instrument.

U.S. Securities and Exchange Commission

September 27, 2018

Accordingly, the Company separated this conversion (redemption) feature from the 2018 convertible notes and accounted for it as an embedded derivative measured at fair value with changes in fair value recognized in net income (loss).

A beneficial conversion feature is defined in the ASC Master Glossary as a “nondetachable conversion feature that is in-the-money at the commitment date.” As the conversion option meets the requirements for separate accounting as a derivative instrument, it does not meet the definition of a beneficial conversion feature because it is detached. In addition, as discussed above, this feature does not have the economic characteristics of a conversion option and therefore would not be considered under the beneficial conversion feature guidance.

With respect to the Staff’s comment regarding the amount, calculation and timing of any discount to be recorded, as discussed above, the conversion feature upon a qualified initial public offering is considered a redemption feature for accounting purposes. Therefore, the conversion of the 2018 convertible notes upon a qualified initial public offering will be accounted for as a debt extinguishment (i.e., a redemption) with a loss recognized equal to the difference between the reacquisition price (i.e., the fair value of the Company’s shares of common stock issued, determined at the time of the initial public offering) and the net carrying amount of the 2018 convertible notes and derivative instrument (i.e., the fair value of the derivative instrument determined at the time of the initial public offering). By way of illustration, if a qualified initial public offering occurred on June 30, 2018 at the midpoint of the price range set forth on the cover page of the prospectus included in the Registration Statement, the Company would have recognized a $7.1 million loss in the statement of operations comprised of the change in fair value of the derivative and the loss on extinguishment of the 2018 convertible notes.

The Company also respectfully draws the Staff’s attention to page F-8 of the Registration Statement, which discloses the estimated $7.1 million impact to accumulated deficit. For convenience, the referenced disclosure is reproduced below (bold and underlined emphasis added):

Unaudited Pro Forma Information

The unaudited pro forma information as of June 30, 2018 has been prepared to give effect to (1) the automatic conversion of all of the outstanding redeemable convertible preferred stock of the Company on a one-to-one basis into 12,385,154 shares of common stock as of June 30, 2018; (2) the assumed conversion of the Company’s outstanding 2017 convertible notes into 2,497,722 shares of redeemable convertible preferred stock, assuming the conversion of $12.5 million principal amount and accrued interest as of June 30, 2018 at a conversion price of $5.00 per share, and the subsequent conversion to common stock on a one-to-one basis; (3) the automatic conversion of the Company’s outstanding 2018 convertible notes into 3,018,745 shares of common stock,

U.S. Securities and Exchange Commission

September 27, 2018

assuming the conversion of $33.8 million principal amount and accrued interest as of June 30, 2018 at a conversion price equal to 80% of the assumed initial public offering price of the Company’s common stock in this offering; (4) the resulting settlement of the derivative instrument upon the conversion of the 2018 convertible notes and the estimated $7.1 million impact to accumulated deficit (assuming an initial public offering price of $14.00 per share, which is the midpoint of the range reflected on the cover of this prospectus) as a result of the fair value adjustment to the derivative and loss on extinguishment of the 2018 convertible notes; (5) the automatic conversion of warrants to purchase 500,000 shares of redeemable convertible preferred stock for warrants to purchase 500,000 shares of common stock with exercise price of $0.01 and the reclassification of the warrant liability of $4.0 million to additional paid-in capital and (6) the filing of the Company’s amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering. The unaudited pro forma information does not assume any proceeds from the planned initial public offering (“IPO”).

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U.S. Securities and Exchange Commission

September 27, 2018

Please direct your questions or comments regarding this letter or Registration Statement to the undersigned at (206) 883-2524. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Victor Perlroth
John Borgeson
Kodiak Sciences Inc.

Jeffrey D. Saper
Bryan D. King
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas
Emily Roberts
Davis Polk & Wardwell LLP